Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 22, 2008, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

RADYNE CORPORATION

at

$11.50 Net Per Share

by

Comtech TA Corp.

a wholly-owned subsidiary of

Comtech Telecommunications Corp.

Comtech TA Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), is offering to purchase all outstanding shares of common stock, $.001 par value per share (“Shares”), of Radyne Corporation, a Delaware corporation (“Radyne”), at a price of $11.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

•

there have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares, if any, then owned by Comtech and its direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the then outstanding Shares on a Fully Diluted Basis (the “Minimum Condition”);

•

any applicable waiting period (and any extension thereof) applicable to the Offer or the Merger under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or shall have been terminated or any filings or approvals applicable to the Offer or the Merger of the competent competition authority of any member state of the European Union shall have been made or obtained prior to the Expiration Date; and

•

subject to certain exceptions, there has not occurred any event, violation, inaccuracy, circumstance or development that, individually or in the aggregate, with other events, violations, inaccuracies, circumstances or developments, has or would reasonably be likely to (i) have a material adverse effect on the business, financial condition or results of operations of Radyne and its subsidiaries, taken as a whole, or (ii) prevent, impair or materially delay the ability of Radyne to perform its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement.

The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

As used herein with respect to our ownership of Shares, “Fully Diluted Basis” shall mean after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that Radyne is obligated to issue thereunder.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 10, 2008 (together with any amendments or supplements thereto, the “Merger Agreement”), among Comtech, Purchaser and Radyne, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Radyne, and Radyne will be the surviving corporation (the “Merger”). The Merger Agreement is more fully described in the Offer to Purchase.

The Radyne board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the “Transactions”), are fair to, and in the best interests of, the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the Transactions, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and that the holders of Shares adopt the Merger Agreement and approve the Transactions to the extent required by applicable Law.

The purpose of the Offer is for Comtech and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Radyne. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer.

Radyne has granted to Comtech and Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued Shares equal to the number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Comtech and Purchaser immediately following consummation of the Offer, will constitute one Share more than 90% of the Shares then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price. The Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by Comtech or Purchaser as a result of which Comtech and Purchaser own beneficially at least a majority of the outstanding Shares. The Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following consummation of the Offer, any subsequent offering period, or the exercise of the Top-Up Option, Comtech or Purchaser holds at least 90% of the outstanding Shares, each of Comtech, Purchaser and Radyne will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger under Section 253 of the Delaware General Corporation Law (the “DGCL”) without action of the stockholders of Radyne.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right to waive any conditions to the Offer (provided that the Minimum Condition described above may be waived only with the prior written consent of Radyne), or modify the terms of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may elect to provide a subsequent offering period of between three and 20 business days upon expiration of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Comtech, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Radyne’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

May 22, 2008

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